Quarterly Commentary

Third Quarter 2020

Market Recap

The markets shrugged off signs of a second wave of Covid and focused on improving jobs and progress toward a vaccine in the third quarter. The S&P 500 and Russell 2000 gained 8.9% and 4.9%, respectively, as the U.S. economy snapped back in Q3. Estimated real GDP rebounded at an annual rate of 33.1%, following the 31.4% drop in Q2.

In fixed income, High Yield set the pace, returning 4% in the quarter on the tailwind provided by the Fed's accommodative stance. The risk-on trade, coupled with a weakening dollar, helped emerging market bonds gain 2.4% during the quarter. Municipal, investment-grade, and Treasury bonds experienced modest gains as interest rates remained largely unchanged.


Q3 2020 FIXED INCOME RETURNS
TOTAL RETURNS
4.1%
0.8%
0.2%
2.4%
1.0%
High Yield
Investment Grade
Treasury
Emerging Market
Municipal

Yield Curve: Lower-rated High Yield credit continued to outperform higher-rated bonds. This was evidenced in the dispersion of spread compression across credit ratings (yields move inversely to prices). CCC-rated bonds experienced a 2.7% drop in its option-adjusted spread while single B and BB rated bonds fell 1% and 0.7%, respectively.

Since August 2019, the Fed has on five occasions cut the Fed Funds rate, which now sits at zero (the last time rates were at zero was December 2015). This is one of the tools that the Open Market Committee uses in order to achieve its "dual mandate" of full employment and stable rate of inflation, which has guided monetary policy since 1977. However in August, Fed Chair Jerome Powell announced an historic shift, as the Fed will focus more on employment in determining its policy. On the inflation side, the Fed will loosen its tether to a hard 2% target, giving the central bank more leeway. Bottom line: Both changes will free up the Fed to extend its accommodative policy well into the future!

High Yield: August was another record-setting month for High Yield issuance. Nearly $53 billion in volume was recorded, by far the busiest August on record, according to S&P Global. This comes after a $59 billion record-setting June. Through the first three quarters, $325 billion of volume has been issued, up 57% through that time in 2019. A bulk of the issuance is used to refinance existing high yield debt. With three months to go, High Yield is easily on pace to eclipse the $330 billion mark set in 2012 and 2013.

Spreads: After reaching double-digits in Q1, spreads began their descent in Q2 and have continued that trend in Q3. At quarter end, the yield-to-worst on the High Yield Index was 5.76%, representing a spread of more than 507 basis points above 10-Year Treasuries. The average spread over the last 20 years has been 579 bps.

According to Fitch Ratings, the trailing 12-mos. default rate was 5.6% at the end of Q3. Fitch expects the year to finish with roughly $70 billion in default volume, with 2021 likely seeing similar numbers. Defaults remain concentrated in energy and telecom, which make up roughly 66% of YTD volume. S&P Global notes there were 37 defaults in oil and gas through the first three quarters, vs. 53 during the same period amid the oil crisis of 2016.

Fund Performance

The Trust's primary objective is income and holds roughly 85% of its portfolio in High Yield securities. Within High Yield, the Trust uses a barbell strategy of long- and short-duration bonds. As short-dated, low-volatility, yield-to-call bonds convert to cash, the Trust reinvests. This year, the Trust has favored longer-dated securities for reinvesting and is now tilted slightly toward the longer end. The current split is roughly 60/40 long to short. The Trust also maintains exposure to "special situation," post-bankruptcy bonds and stocks, comprising roughly 10% of the portfolio.

In Q3, the Trust returned 1.6%, vs. 4.7% for the ICE BAML US High Yield Index. The Trust lagged its benchmark due mainly to its "out of index" bonds and post-reorg equities, many of which were adversely affected by the pandemic. On the positive side, several of our energy and oil/gas related bonds continued their recovery, which started in Q2.

Filed under Section 24(b) of the Investment Company Act of 1940


SPREAD COMPRESSION
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
0.16%
0.23%
0.69%
0.99%
2.68%
Investment Grade
BBB
BB
B
CCC or lower

Contributors to the Trust's performance:

- CNX Resources 7.25% 3/14/27 — Oil and gas exploration and production company operating in the Appalachian Basin
- American Zinc Recycling — Recycling service provider to the U.S. steel industry
- Tidewater 8% 8/1/22 — Operates offshore support vessels for offshore energy and production activities

Detractors to the Trust's performance:

- Pyxus International 8.5% 4/15/21 — A global agricultural company; completed a financial restructuring in August
- Viskase Common Stock — Global provider of food packaging solutions and services, located in Chicago

Additions: The Trust continues to rollover its portfolio by reinvesting proceeds from called securities to buy additional securities. The Trust also acquired two securities through exchange offerings. The following securities were added:

- AES Corp. 5.5% 4/15/25
- Centene Corp. 4.75% 5/15/22
- Expedia Group 7% 5/1/25
- Fortress Transportation 9.75% 8/1/27
- Frontier Communications 8% 4/1/27
- Iron Mountain 4.5% 2/15/31
- Pyxus International 10% 8/24/24 (exchange)
- Rite Aid Corp. 8% 11/15/26 (exchange)

Subtractions: The following securities were removed:

- Griffon 5.25% 3/1/22 – Full Call
- Neenah 5.25% 5/15/21 – Full Call
- DPL Inc.7.25%10/15/21 – Full Call
- El Dorado Resorts 6% 4/1/25 – Full Call
- Freeport McMoRan 3.55% 3/1/22 – Tender Offer
- Vistra Energy 8.125% 1/30/26 – Full Call
- Universal Health 4.75% 8/1/22 -Full Call

S&P Ratings Changes:

- Fortress International, downgrade (7/23/20) from B+ to B
- Argentina GDP Warrants, upgrade (9/7/20) from CC to CCC-
- Pyxus International 8.5% 4/15/21, downgrade (6/15/20) from CCC to D

HIGH YIELD BOND ISSUANCE: Q4 2019 — Q3 2020


$140
$120
$100
$80
$60
$40
$20
$0
BILLIONS
$68.1
$68.5
$130.0
$126.5
2019 Q4
2020 Q1
2020 Q2
2020 Q3

Outlook

While GDP rebounded in the quarter at the fastest-pace on record—as unemployment improved to 7.9%, from 11.1% in June—the recovery has been uneven. As such, it is likely that the outgoing Congress will pass a second round of Covid aid at the end of this year or the incoming Congress will take up the matter in early in 2021. The likelihood of added fiscal stimulus, coupled with ongoing monetary support from the Fed, bodes well for High Yield. True, more spending could lead to higher taxes to address the deficit. But the prospect of divided government — with the two houses of Congress potentially split — is likely to moderate any future moves.

As we've argued, High Yield stands to gain relative to stocks in such an environment thanks to its stronger fundamentals. High Yield spreads are nowhere near as stretched as stock market valuations. Against this backdrop, Northeast will continue to actively manage and look for market dislocations as the elections and coronavirus play out, looking to capture values on both a yield and total return basis.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeast Investors Trust for more than 30 years.

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); BMonrad@northeastinvestors.com

NORTHEAST INVESTORS TRUST

Read and Listen to Bruce's Recent Takes on...

The Election: northeastinvestors.com/higher-taxes-and-high-yield/
The Economy: northeastinvestors.com/bloomberg-baystate-business-10-9-20/
The Markets: northeastinvestors.com/october-2020-podcast/
High Yield: marketwatch.com/story/investors-pine-for-a-clear-victory-whats-at-stake-for-markets-in-the-biden-trump-election-showdown-11604346633?mod=mw_quote_news

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance.

The ICE BAML U.S. High Yield Index is an unmanaged market value-weighted index comprised of approximately 2,200 domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Issues included in the index have maturities of one year or more and have a credit rating lower than BBB-/Baa3, but are not in default.

Investors should carefully consider investment objectives, risks, charges and expenses. This and other important information about the Trust is contained in the prospectus or summary prospectus, either of which may be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read either one carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.